SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                      Press Release dated November 2, 2000

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Eiger Technology, Inc.

Date: November 2, 2000        Mr. Gerry A. Racicot
                              President

For Immediate Release                                  Thursday November 2, 2000

                      EIGER TECHNOLOGY ANNOUNCES MP3 PLAYER
                                SAMSUNG YEPP DEAL

Toronto, Canada- Eiger Technology Inc. (TSE: AXA; OTC BB: ETIFF), one of North America's leading computer and telecommunications equipment manufacturers, announced today that collaborative work with electronics giant Samsung Electronics has resulted in a new MP3 player.

Eiger President and CEO Gerry Racicot, stated, "After joint development, Eiger will produce a new SAMSUNG YEPP MP3 player which will be marketed world-wide by Samsung. We estimate this contract will produce revenues in the order of US$25 million in 2001. This is a high growth sector and is in keeping with our business plan."

Eiger produced the world's first portable MP3 player. It is estimated that the market for MP3 players will reach US$6.3 billion by 2002/2003.

"With the settlement of the music publishing industry dispute with MP3.com, we see no end in sight for the expansion of this format and continued expansion in popularity among music lovers," said Racicot.

Eiger Technology, meanwhile, is pushing into the markets of information compression as well as GSM phone technology.

"We are a high-tech company with business models that take into account the variables in the computer peripherals and telecommunications equipment market places. We are out to exploit market opportunities in order to return maximum shareholder value, and the MP3 situation is a perfect example of Eiger's strategy" concluded Racicot.

Eiger Technology Inc. is headquartered in Toronto, Ontario. Through it's facilities in South Korea, New Jersey and California, Eiger manufactures and distributes electronic and computer peripherals such as 56K fax/modems, MP3 players and DSL modems to OEM and consumer markets worldwide. Eiger also owns 25% of Nixxo Technologies. Nixxo is a GSM chipset and operating system design company based in California. The GSM cellular market represents 65% of the world cellular phone market with growth rates of over 30% a year. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol: AXA). Visit Eiger Technology Inc's web site at www.eigertechnology.com


                                      -30-

For More Information, Please Contact:
Gerry Racicot or Keith Attoe
Eiger Technology Inc.
(416) 216-8659

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

                  330 Bay Street, Suite 602 Toronto, ON M5H 2S8
                          p-416-216-8659 f-416-216-1164